Belk, Inc.

Fiscal Year 2005
Annual Report

TABLE OF CONTENTS

Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217

April 19, 2005

Dear Fellow Stockholders:

For the third consecutive year, we are pleased to report that your Company delivered record-breaking sales and profits. The excellent results in fiscal year 2005 were again achieved through the dedicated efforts of our outstanding team of management and associates who are committed to positioning Belk as a leader in our industry. As we reflect on the success of the past year, we are both proud of what has been accomplished and excited about the tremendous opportunities that lie ahead.

Fiscal 2005 financial results were remarkable in many respects. Net income increased $12.6 million, or 11.3 percent, over the prior year to a record high of $124.1 million. Net income excluding non-comparable items increased $21.7 million, or 21.0 percent, to $124.9 million. A detailed reconciliation of net income to net income excluding non-comparable items is provided on page 5 of this annual report.

Sales for fiscal 2005 increased $181.9 million, or 8.0 percent, to $2,446.8 million from $2,264.9 million for the same prior-year period. The sales increase resulted primarily from a 4.2 percent increase in comparable store sales plus a total of $92.6 million in additional sales generated from new stores.

Your Company generated $230.1 million of cash flow from operations for the 52-week period. At year-end, cash-on-hand totaled $232.3 million, and the Company had zero borrowings outstanding under its $330 million revolving credit facility. Total debt at year-end was $301.4 million compared to $308.5 million as of the end of the previous fiscal year.

Expenditures for property and equipment for the year, including new stores, store expansions and renovations, totaled $129.4 million.

We are very proud of the results and achievements of the past year and believe that they are a good indication that the new organizational structure implemented in 2002 has created a strong platform upon which Belk can accelerate the growth of the Company and maximize shareholder return and value. Underlying last year's success were a number of key initiatives:

- We expanded into ten new markets with the opening of new stores in Waco, Kerrville, Sherman and McKinney, Texas; Covington, Louisiana; Sevierville, Tennessee; Marietta, Georgia; Clermont and Viera, Florida; and Auburn, Alabama. Additionally, four existing stores were replaced with new ones in Beaufort and Myrtle Beach, South Carolina; Lenoir, North Carolina; and Cumming, Georgia; and three store expansions and five major store renovations were completed. Total selling space in our stores grew by 4.0 percent to a total of 15.2 million square feet.
- A continued focus on building Belk's private brands program resulted in a 12.6 percent increase in private brands sales, and sales penetration grew from 10.4 percent of total sales to 12.4 percent.
- We expanded home merchandise assortments in 29 stores, and installed high capacity home store fixtures in 16 test locations, which helped drive approximately $31 million in additional sales of home merchandise during the year.
- An aggressive company-wide cosmetics growth initiative significantly boosted sales of the Company's three largest cosmetics brands — Esteé Lauder, Clinique and Lancôme. The initiative involved targeted merchandising and marketing strategies in selected medium sized stores. In addition, 16 new

counters — ten for Lancôme and three each for Esteé Lauder and Clinique — were installed during the year. The Company led the nation in sales performance improvement in all three of these brands over the previous year.

- Well-executed merchandising and marketing strategies enabled the Company to produce the highest sales percentage increases in the country for many major national brands of cosmetics, apparel, accessories, shoes and home furnishings, including Bali, Bobbi Brown, Caribbean Joe, Carpenter (Sensafoam), Chaps, Evan Picone, Gold Toe, Homedics, Izod (dress shirts), JH Collectibles, Jockey, Lifestride, Liz Claiborne (accessories), Playtex, Polo Ralph Lauren, Rafaella and Sperry.
- We implemented a number of technology and information systems during the year, including phase one of a new merchandise planning and allocation system; a new coupon management system; a new automated time clock and scheduling system; and a new debit card system.
- The profitability of Belk credit improved by $10 million, or 50 percent, over the previous year as a result of successful credit marketing, promotion and management efforts during the year.
- The implementation of store-level strategies to enhance customer service, increase sales productivity, add Belk charge customer accounts and build Belk's customer base through business-to-business initiatives also contributed to the Company's successful financial results for the year.

All of these achievements were made possible by the leadership, commitment, teamwork and individual efforts of more than 17,000 associates from our 226 Belk stores, distribution center and division and corporate offices.

Our new year is well underway, and we have in place a number of exciting plans and new initiatives that we believe will ensure the continuation of the Company's positive performance trend. Belk's top goals for fiscal 2006 are to grow comparable store sales and sales per square foot; to attract, retain and develop the best people through our "War For Talent" initiatives; to achieve our new store sales and profit plans; to strengthen the Company's core business processes; and to continue our focus on developing and utilizing research that will enable the Company to better understand our customers and ascertain key demographics and trends.

We plan to add approximately 850,000 square feet of selling space during fiscal 2006 by opening a total of 12 new stores and completing five store expansions and two major store renovations. The new stores, nine of which are in new markets, will open in Alabaster, Guntersville and Spanish Fort, Alabama; Lakeland, Land O'Lakes and Titusville, Florida; Conyers, Georgia; Shreveport, Louisiana; Charlotte, North Carolina; Owasso, Oklahoma; Waxahachie, Texas; and Williamsburg, Virginia.

One of Belk's most valuable assets is its excellent reputation as a company with integrity, corporate responsibility and a tradition of community service and involvement. Each year, our company and associates donate valuable contributions of time, talent, leadership and financial resources to many worthy civic, community and charitable organizations as individuals and through Company-led activities. In addition, the community involvement and philanthropy of Belk, Inc., through The Belk Foundation, reflects the long-standing values that have guided this organization for more than one hundred years. Last year, the Foundation made grants in excess of $2 million to a wide variety of community-based, nonprofit organizations whose missions and actions support local and regional educational, religious, cultural, social and medical causes "for the up-building of mankind."

As we approach the 117th anniversary of our Company, McKay, Johnny and I are honored to be a part of this organization, and we are grateful for the legacy of John Belk built over fifty years of visionary leadership and dedication. The solid platform built under John's direction has positioned our Company for continued growth and financial success. We have modern and attractive stores in great locations that offer a convenient and enjoyable shopping experience for our customers. We offer outstanding assortments of fashion merchandise and the top brands of cosmetics, apparel, accessories and home merchandise. Our management team is among the best in the retail industry, and our associates excel at executing our plans and taking care of customers. Throughout the organization, we are committed to realizing our full potential as a company and making Belk all that it can be.

We are grateful to Belk stockholders for the trust you place in us, and we pledge to continue working diligently to perpetuate our success and reward you with the best possible return and value for your investment.

Sincerely,

Thomas M. Belk, Jr.
Chairman of the Board and
Chief Executive Officer

BUSINESS OF THE COMPANY

Business Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest privately owned department store business in the United States, with total revenues of approximately $2.45 billion for the fiscal year ended January 29, 2005. The Company and its predecessors have been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

As of the end of its fiscal year 2005, the Company operated 226 retail department stores in 14 states, primarily in the southeastern United States. Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections at better values. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

Although the Company operates 49 Belk stores that exceed 100,000 square feet in size, most Belk stores range in size from 50,000 to 80,000 square feet. Most of the Belk stores are anchor tenants in major regional malls and shopping centers, primarily in medium and smaller markets. In addition to department stores, the Company operates two stores that sell limited selections of cosmetics, hosiery and accessories for women under the "Belk Express" store name. In the aggregate, the Belk stores occupy approximately 15.2 million square feet of selling space.

Management of the Belk stores is organized into four regional operating divisions, with each unit headed by a division chairman and a director of stores. Each division supervises a number of stores and maintains an administrative office in the markets served by the division. Division offices provide overall management and support for the Belk stores in their regions. These divisions are not considered segments for reporting purposes. Belk Stores Services, Inc., a subsidiary of Belk, Inc., and its subsidiary Belk Administration Company, along with Belk International, Inc., a subsidiary of Belk, Inc., and its subsidiary, Belk Merchandising LLC (collectively "BSS"), coordinate the operations of Belk stores on a company-wide basis. BSS provides services to the Belk division offices and stores, such as merchandising, marketing, merchandise planning and allocation, advertising and sales promotion, information systems, human resources, public relations, accounting, real estate and store planning, credit, legal, tax, distribution and purchasing.

Business Strategy

Belk's mission is to be the dominant department store in its markets by selling merchandise to customers that meets their needs for fashion, selection, value, quality and service. To achieve this mission, Belk's business strategy includes six key elements: (1) a target customer focus; (2) focused merchandise assortments; (3) compelling sales promotions; (4) distinctive customer service; (5) a winning store and market strategy; and (6) an emphasis on productivity and efficiency.

Merchandising Strategy

Belk stores feature quality name brand and private label merchandise in moderate to better price ranges, providing fashion, selection and value to customers. The merchandise mix is targeted to middle and upper income customers shopping for their families and homes, and includes a wide selection of fashion apparel, accessories and shoes for women, men and children, as well as cosmetics, home furnishings, housewares, gift and guild, jewelry, and other types of department store merchandise. The goal is to position Belk stores as the leaders in their markets in providing updated, fashionable assortments with depth in style, selection and value.

Growth Strategy

The Company intends to continue to open new stores selectively in new and existing markets in order to increase sales, market share and customer loyalty. As the consolidation of the department store industry continues, the Company also will consider store acquisitions that offer opportunities for growth in existing and contiguous markets. Management believes that significant opportunities for growth exist in Belk markets where the Belk name and reputation are well known and in contiguous markets where Belk can distinguish its stores from the competition. Although the Company will continue to take advantage of prudent opportunities to expand into large markets, the Company will focus its expansion in medium-sized markets with store units in the 50,000 to 80,000 square-foot size range.

In fiscal year 2005, the Company opened 14 new stores that have a combined selling space of approximately 964,300 square feet and completed expansions and renovations of three existing stores and major renovations of five existing stores. In fiscal year 2006, Belk plans to open 12 new stores that will have a combined selling space of approximately 864,800 square feet. The Company also will complete expansions and renovations of five existing stores and major renovations of two existing stores. .

Net Income Excluding Non-Comparable Items

To provide clarity in measuring Belk's financial performance, Belk supplements the reporting of its consolidated financial information under generally accepted accounting principles ("GAAP") with the non-GAAP financial measure of "net income excluding non-comparable items." Belk believes that "net income excluding non-comparable items" is a financial measure that emphasizes the company's core ongoing operations and enables investors to focus on period-over-period operating performance. It is among the primary indicators Belk uses in planning and operating the business and forecasting future periods, and Belk believes this measure is an important indicator of recurring operations because it excludes items that may not be indicative of or are unrelated to core operating results. Belk also excludes such items in connection with evaluating company performance in connection with its incentive compensation plans. In addition, this measure provides a better baseline for modeling future earnings expectations and makes it easier to compare Belk's results with other companies that operate in the same industry. Net income is the most directly comparable GAAP measure. The non-GAAP measure of "net income excluding non-comparable items" should not be considered in isolation or as a substitute for GAAP net income. A detailed reconciliation of GAAP net income to net income excluding non-comparable items is set forth in the table below:

BELK, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME AND
NET INCOME EXCLUDING NON-COMPARABLE ITEMS
(unaudited)

	Fiscal Year Ended	
(millions)	January 29, 2005	January 31, 2004
Net income	$124.1	$111.5
(Gain) Loss on property, equipment and investments, net of income tax (expense) benefit	(1.2)	(9.7)
Store closing costs, net of income tax benefit	2.0	—
Restructuring charges, net of income tax benefit	—	1.4
Net income excluding non-comparable items	$124.9	$103.2

Where You Can Find More Information

The Company makes available free of charge through its website, www.belk.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company files such material with, or furnishes it to, the U.S. Securities and Exchange Commission ("SEC").

SELECTED FINANCIAL DATA

The following selected financial data are derived from the consolidated financial statements of the Company.

	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001
	(dollars in thousands, except per share amounts)				
SELECTED STATEMENT OF INCOME DATA:					
Revenues	$2,446,832	$2,264,907	$2,241,555	$2,236,054	$2,263,801
Cost of goods sold	1,618,639	1,506,905	1,512,045	1,536,506	1,566,599
Depreciation and amortization	101,255	91,007	89,312	83,625	74,102
Operating income	224,030	192,766	167,461	137,144	132,288
Income before income taxes	194,276	170,647	133,817	101,961	90,896
Net income	124,076	111,547	84,017	63,382	57,333
Basic and diluted income per share:					
From continuing operations	2.40	2.11	1.53	1.18	1.05
Net income	2.40	2.11	1.53	1.16	1.04
Cash dividends per share	0.475	0.275	0.25	0.25	0.25
SELECTED BALANCE SHEET DATA:					
Accounts receivable, net	319,706	311,141	334,440	343,247	339,591
Merchandise inventory	527,860	496,242	487,490	495,744	542,262
Working capital	788,743	698,059	678,087	615,728	621,905
Total assets	1,866,906	1,730,263	1,736,102	1,707,380	1,734,744
Short-term debt	—	—	—	6,089	9,715
Long-term debt and capital lease obligations	301,419	308,488	365,553	410,587	452,579
Stockholders' equity	1,066,616	969,499	954,284	898,242	865,070
SELECTED OPERATING DATA:					
Number of stores at end of period	226	221	214	207	207
Comparable store net revenue increase (decrease) (1)	4.2%	(0.5)%	(2.2)%	(2.0)%	5.7%

(1) On a 52 versus 52 week basis, comparable store net revenues decreased 1.0% in fiscal year 2002 and increased 4.6% in fiscal year 2001. Comparable store net revenue includes sales from stores open during the entire fiscal year in both the current and prior year, excluding stores that have been expanded in either fiscal year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Belk, together with its subsidiaries, is the largest privately owned department store business in the United States, with total revenues of approximately $2.45 billion for the fiscal year ended January 29, 2005. The Company and its predecessors have been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

The Company's fiscal year ends on the Saturday closest to each January 31. All references to "fiscal year 2006" refer to the fiscal year ending January 28, 2006; references to "fiscal year 2005" refer to the period ended January 29, 2005; references to "fiscal year 2004" refer to the period ended January 31, 2004; and references to "fiscal year 2003" refer to the period ended February 1, 2003.

As of the end of its fiscal year 2005, the Company operated 226 retail department stores in 14 states primarily in the southeastern United States. Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections at better values. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

Belk's mission is to be the dominant department store in its markets by selling merchandise to customers that meets their needs for fashion, selection, value, quality and service. To achieve this mission, Belk's business strategy includes six key elements: (1) a target customer focus; (2) focused merchandise assortments; (3) compelling sales promotions; (4) distinctive customer service; (5) a winning store and market strategy; and (6) an emphasis on productivity and efficiency.

The Company operates retail department stores in the highly competitive retail apparel industry. The Company's primary competitors are traditional department stores, mass merchandisers, national apparel chains, individual specialty apparel stores and direct merchant firms. In addition to intense competition, the retail industry has experienced downward sales pressure in recent years due primarily to national, regional and local economic conditions.

Management believes that significant opportunities for growth exist in Belk markets where the Belk name and reputation are well known and in contiguous markets where Belk can distinguish its stores from the competition. Although the Company will continue to take advantage of prudent opportunities to expand into large markets, the Company will focus its expansion in medium-sized markets with store units in the 50,000 to 80,000 square-foot size range. One of the more significant challenges currently facing the Company's management team is to continue to identify new Belk markets and to effectively increase the Company's net store selling square footage. In fiscal year 2005, the Company increased net store selling square footage by 590,400 square feet, or 4.0%, and plans to expand by an additional 803,300 square feet, or 5.3%, in 2006.

The Company focuses on four key indicators to assess performance and growth. These key indicators are: (1) comparable store sales, (2) gross profit rate, (3) expense rate, and (4) net square footage growth. The Company's progress against these indicators is discussed throughout Management's Discussion and Analysis ("MD&A").

Lease Accounting

Historically, when accounting for lease renewal options, rent expense was recorded on a straight-line basis over the non-cancelable lease term beginning on the date when the rent is first assessed, which is typically the store opening date. The depreciable lives of certain leasehold improvements and long-lived assets on those properties extended beyond the non-cancelable lease term.

The Company believed that its accounting treatment was permitted under generally accepted accounting principles and that such treatment was consistent with the practices of other companies in the retail industry. However, on February 7, 2005, the Chief Accountant of the SEC released a letter expressing the SEC's views on certain lease accounting matters. The Company has identified areas where its historical accounting practices differ from the SEC's views and adjusted its accounting policies as follows to comply with the SEC's guidance: (i) conform the depreciable lives for buildings on leased land and other leasehold improvements to the shorter of the economic life of the asset or the lease term used for determining the capital versus operating lease classification and calculating straight-line rent; (ii) include pre-opening rent-free periods and cancelable option periods in the calculation of straight-line rent expense where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured; and (iii) capitalize rent costs during the store construction period. The Company has recorded the life-to-date accounting impact of correcting for these errors in fiscal year 2005.

The cumulative effect of these adjustments in fiscal year 2005 was an increase in depreciation expense, a component of selling, general and administrative expenses, of $8.9 million ($5.6 million net of tax) and an increase in rent expense, a component of cost of goods sold, of $1.7 million ($1.1 million net of tax). These adjustments did not have any impact on the overall cash flows of the Company.

Stock Compensation

The Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123R, "Share Based Payment" ("SFAS 123R"), during the fourth quarter of fiscal year 2005. The Company had previously accounted for stock based compensation under the guidelines of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award. The Company elected to apply the standard using the modified retrospective method of adoption, where the standard would only impact stock based compensation expense in fiscal year 2005 and future years. The adoption of SFAS 123R resulted in a $3.6 million reduction in compensation costs, a component of selling, general and administrative expenses, in fiscal year 2005. The application of SFAS 123R did not have an impact on the overall cash flows of the Company.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of income and other pertinent financial and operating data.

	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003
SELECTED FINANCIAL DATA:			
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	66.2	66.5	67.5
Selling, general and administrative expenses	24.6	24.9	24.7
Store closing costs	0.2	—	—
Restructuring charges	—	0.1	0.4
Operating income	9.2	8.5	7.5
Interest expense, net	1.3	1.7	1.6
Income taxes	2.9	2.6	2.2
Net income	5.1	4.9	3.7
SELECTED OPERATING DATA:			
Selling square footage (in thousands)	15,244	14,653	14,310
Store revenues per selling sq. ft.	$ 161	$ 155	$ 157
Comparable store net revenue increase (decrease)	4.2%	(0.5)%	(2.2)%
Number of stores			
Opened	14	8	9
Closed	(9)	(1)	(2)
Total — end of period	226	221	214

Comparison of Fiscal Years Ended January 29, 2005 and January 31, 2004

Revenues. In fiscal year 2005, the Company's revenues increased 8.0%, or $181.9 million, to $2.447 billion from $2.265 billion. The increase resulted from additional revenue of $92.6 million from new stores and from a 4.2% increase in revenues from comparable stores.

Beginning in fiscal year 2005, the Company's definition of comparable stores sales no longer excluded replacement and expansion stores. Non-comparable stores will only include closing stores and new stores that have not reached the one-year anniversary of their opening prior to the beginning of the fiscal year in which they were constructed. The Company believes this revised measure is a more accurate indicator of existing store performance and is a common basis used by other retailers.

Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased to 66.2% in fiscal year 2005 as compared to 66.5% in fiscal year 2004. The decrease is primarily attributable to improved margin on inventory purchases, improved operating efficiencies and a 0.14% reduction in buying costs due primarily to reduced merchandising payroll and benefit expenses as a percentage of revenues.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses were $601.2 million in fiscal year 2005, compared to $563.2 million in fiscal year 2004. As a percentage of revenues, SG&A decreased to 24.6% in fiscal year 2005 from 24.9% in fiscal year 2004. The decrease in SG&A expenses as a percentage of revenues resulted primarily from a decrease in bad debt expense as a percentage of revenues of 0.30%, a decrease in payroll costs as a percentage of revenues of 0.23%, and a decrease in casualty insurance costs as a percentage of revenues of 0.20%. These decreases were partially offset by an increase in depreciation expense as a percentage of revenues of 0.20% primarily related to the lease accounting adjustments, an increase in pension costs as a percentage of revenues of 0.15% and a $1.4 million charge recognized in fiscal year 2005 for the curtailment and settlement of the Company's defined benefit supplemental executive retirement plan.

During fiscal years 2005 and 2004, the Company's bad debt expense, net of recoveries, associated with the issuance of credit on the Belk proprietary credit cards was $11.6 million and $17.5 million, respectively. During fiscal years 2005 and 2004, finance charge income on the outstanding Belk proprietary credit card receivables was $70.7 million and $64.4 million, respectively. Accounts receivable management and collection services expenses for fiscal years 2005 and 2004 were both $19.9 million.

Store Closing Costs. During fiscal year 2005, the Company recorded $3.0 million of exit costs related to the closing of six stores in fiscal year 2005 and one store to be closed in fiscal year 2006. The exit costs consisted primarily of the loss on abandonment of leasehold improvements, post-closing real estate lease obligations, and severance costs. The Company did not incur any charges related to store closings in fiscal year 2004.

Restructuring Charges. In fiscal year 2004, the Company recorded a $2.0 million charge in connection with the restructuring of its logistics network. The charges are due to increases in projected costs related to post-closing real estate lease obligations. The Company did not incur any restructuring charges in fiscal year 2005.

Interest Expense. In fiscal year 2005, the Company's interest expense decreased $4.5 million to $34.3 million from $38.8 million. The decrease was due to a reduction in accrued interest reserves and lower effective interest rates due to the termination of two interest rate swaps with a $50 million notional value in the first quarter of fiscal year 2005.

Gain (loss) on property, equipment and investments. The gain on property, equipment and investments decreased to $1.9 million for the fiscal year ended January 29, 2005, compared to $14.8 million for the fiscal year ended January 31, 2004. The current year gain is primarily due to the sale of a store that was closed during fiscal year 2005. The prior year amount relates primarily to a $19.3 million gain recognized on the sale of property located in Charlotte, NC, partially offset by a $6.5 million loss on the dedesignation of two interest rate swaps.

Income taxes. For fiscal year 2005, the Company's effective tax rate increased from 34.6% to 36.1%. The increase in rate is primarily attributable to an increase in non-deductible expenses that qualify as permanent differences.

Comparison of Fiscal Years Ended January 31, 2004 and February 1, 2003

Revenues. In fiscal year 2004, the Company's revenues increased 1.0%, or $23.4 million, to $2.265 billion from $2.242 billion. The increase resulted from additional revenue of $39.6 million from new, expanded and remodeled stores and from improved comparable store sales in the fourth quarter of fiscal year 2004. The increase was partially offset by a 0.5% decrease in revenue from comparable stores due to a soft economy and a difficult sales environment during the first half of fiscal year 2004.

Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased to 66.5% in fiscal year 2004 as compared to 67.5% in fiscal year 2003. The decrease is primarily attributable to improved margin on inventory purchases, improved operating efficiencies and a 0.15% reduction in direct costs as a percentage of revenues resulting from the consolidation of the Company's merchandising and marketing functions completed during fiscal year 2003.

Selling, General and Administrative Expenses. SG&A expenses were $563.2 million in fiscal year 2004, compared to $553.4 million in fiscal year 2003. As a percentage of revenues, SG&A increased to 24.9% in fiscal year 2004 from 24.7% in fiscal year 2003. The increase in SG&A expenses as a percentage of revenues resulted primarily from increases in pension costs and casualty insurance costs as a percentage of revenues of approximately 0.22% each, and an increase in bad debt expense as a percentage of revenues of 0.08%. These increases were partially offset by a decrease in payroll costs as a percentage of revenues of 0.12%, a 0.08% increase in income as a percentage of revenues generated from the Company's proprietary credit card, and a 0.09% decrease in recruiting and relocation expenses as a percentage of revenues due to one-time costs incurred in fiscal year 2003 associated with the merchandise restructuring.

During fiscal years 2004 and 2003, the Company's bad debt expense, net of recoveries, associated with the issuance of credit on the Belk proprietary credit cards, was $17.5 million and $15.5 million, respectively. During fiscal years 2004 and 2003, finance charge income on the outstanding Belk proprietary credit card receivables was $64.4 million and $61.9 million, respectively. Accounts receivable management and collection services expenses for fiscal years 2004 and 2003 were $19.9 million and $20.7 million, respectively.

Store Closing Costs. During fiscal year 2003, the Company recorded $0.5 million of exit costs related to the closing of one store in fiscal year 2003 and one store in the first quarter of fiscal year 2004. The exit costs consisted primarily of post-closing real estate lease obligations and severance costs. The Company did not incur any charges related to store closings in fiscal year 2004.

Restructuring Charges. In fiscal year 2004 and 2003, the Company recorded a $2.0 million and $0.8 million charge, respectively, in connection with the restructuring of its logistics network. The charges are due to increases in projected costs related to post-closing real estate lease obligations.

During fiscal year 2003, the Company recorded a restructuring charge of $7.1 million in connection with the consolidation of its divisional merchandising and marketing functions into a single organization located at the Company's corporate offices in Charlotte, NC. The consolidation also included implementation of a central planning and allocation function to oversee the distribution and allocation of merchandise to the stores. The charge consisted of $5.1 million of employee severance costs, $1.5 million of post-closing real estate lease obligation costs, and $0.5 million for the reduction to fair value of excess assets.

Gain (loss) on property, equipment and investments. The gain on property, equipment and investments increased to $14.8 million for the fiscal year ended January 31, 2004, compared to losses of $0.4 million for the fiscal year ended February 1, 2003. The fiscal year 2004 amount is due primarily to a $19.3 million gain recognized on the sale of property located in Charlotte, NC, partially offset by a $6.5 million loss on the dedesignation of two interest rate swaps.

Income taxes. For fiscal year 2004, the Company experienced a decrease in its effective tax rate from 37.2% to 34.6%. The decrease in rate is primarily attributable to an increase in non-taxable income and deductible expenses that qualify as permanent differences and a decrease in the effective state income tax rates.

Seasonality and Quarterly Fluctuations

The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income and net income due to the seasonal nature of the retail business. The highest revenue period for the Company is the fourth quarter, which includes the Christmas selling season. A disproportionate amount of the Company's revenues and a substantial amount of the Company's operating and net income are realized during the fourth quarter. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest levels in anticipation of increased revenues during these months.

The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings.

	2005	2004	2003
First quarter	22.5%	22.2%	23.8%
Second quarter	21.9	21.7	22.1
Third quarter	22.1	22.5	22.1
Fourth quarter	33.5	33.6	32.0

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash on hand, cash flow from operations and borrowings under debt facilities. The Company's debt facilities consist of a $250.0 million variable rate note, a $125.0 million ten-year variable rate bond facility and a $330.0 million credit facility.

The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios. As of January 29, 2005, the Company was in compliance with all covenants and does not anticipate that compliance with the covenants will impact the Company's liquidity in fiscal year 2006. The $250.0 million variable rate note expires in April 2008, is collateralized by the Company's customer accounts receivable and limits borrowings under the facility to approximately 85% of the Company's customer accounts receivable. The ten-year variable rate bond facility matures in July 2008.

During fiscal year 2005, the Company replaced its combined $200.0 million revolving line of credit and $127.0 million standby letter of credit facility with a $330.0 million credit facility that expires in October 2009. Up until October 2007, under certain circumstances the facility may be increased to $380.0 million at the Company's request. The new facility allows for up to $225.0 million of outstanding letters of credit. The current interest rate payable under the credit facility is based on LIBOR plus approximately 63 basis points or prime. The credit facility contains restrictive covenants consistent with the Company's existing debt agreements and financial covenants including leverage and fixed charge coverage ratios. The Company has $127.0 million of standby letters of credit and no borrowings under the revolving credit agreements at January 29, 2005 and January 31, 2004.

Because the interest rates on most of the Company's debt agreements vary with LIBOR or commercial paper rates, the Company has entered into interest rate swap agreements with a financial institution to manage the exposure to changes in interest rates. The notional amount of the interest rate swaps is $250.0 million for fiscal years 2004 through 2009, $125.0 million for fiscal years 2010 through 2012, and $50.0 million for fiscal year 2013. During the first quarter of fiscal year 2005, the Company terminated two interest rate swaps with a combined notional value of $50.0 million. The interest rate swaps had previously been dedesignated as cash flow hedges during the third quarter of fiscal year 2004.

Operating activities provided cash of $230.1 million during fiscal year 2005, as compared to $273.0 million in fiscal year 2004. The decrease in cash provided by operating activities compared to the prior period was principally due to increases in merchandise inventory and accounts receivable, partially offset by a $12.5 million increase in net income.

Investing activities used cash of $124.4 million during fiscal year 2005, as compared to $96.9 million during fiscal year 2004. The increase in cash used for investing activities was primarily due to a $2.3 million increase in capital expenditures and a $22.6 million reduction in proceeds from the sale of property and equipment. The prior year proceeds consist primarily of $25.6 million related to the sale of investment property located in Charlotte, NC.

Expenditures for property and equipment were $129.4 million during fiscal year 2005, compared to $127.1 million during fiscal year 2004. During fiscal year 2005, the Company's capital expenditures included expenditures for opening 14 new stores and making significant renovations to and/or expansions to eight existing stores. The Company currently projects capital expenditures over the next three fiscal years to average approximately $145.0 million per year.

Net cash used by financing activities amounted to $39.6 million and $101.3 million during fiscal years 2005 and 2004, respectively. The decrease is a result of a $105.1 million reduction in payments on outstanding debt in fiscal 2005, as well as a $19.5 million reduction in the repurchase of common stock, partially offset by $53.4 million more proceeds from the issuance of debt in fiscal year 2004.

Management of the Company believes that cash flows from operations and its credit facilities will be sufficient to cover working capital needs, capital expenditures and debt service agreements for the next 12 months.

Related Party Transactions

In October 2001, the Company extended loans to Thomas M. Belk, Jr., H.W. McKay Belk and John R. Belk in the principal amounts of $2.5 million, $2.5 million and $2.0 million, respectively. In February 2002, the loan to John R. Belk was increased to $2.5 million. The loans are being repaid to the Company in equal annual installments of $1.5 million plus interest in cash or stock over a five-year period that began January 3, 2003. The loans bear interest at LIBOR plus 1.5%. The Company received the third of the five payments, including principal and interest, from the three executives on January 3, 2005. The Sarbanes-Oxley Act of 2002 prohibits extensions of credit to executive officers and directors and the "material modification" of any term of a loan that was extended before July 30, 2002. The Company entered into these loans in October 2001 and February 2002, before the Sarbanes-Oxley Act of 2002 was enacted. Since that time, the Company has not made any new extensions of credit to executive officers or directors nor materially modified the terms of any existing loans.

Contractual Obligations and Commercial Commitments

To facilitate an understanding of the Company's contractual obligations and commercial commitments, the following data is provided:

	Payments Due by Period				
	Total	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
	(dollars in thousands)				
Contractual Obligations					
Long-Term Debt	$269,004	$ 5,234	$ 13,745	$250,025	$ —
Capital Lease Obligations	51,040	4,847	9,850	9,381	26,962
Operating Leases	266,758	33,726	57,657	44,995	130,380
Purchase Obligations(a)	174,759	86,417	52,056	36,286	—
Total Contractual Cash Obligations	$761,561	$130,224	$133,308	$340,687	$157,342

	Amount of Commitment Expiration per Period				
	Total Amounts Committed	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
	(dollars in thousands)				
Other Commercial Commitments					
Standby Letters of Credit(b)	$135,318	$ 2,669	$132,649	$—	$—
Import Letters of Credit	22,412	22,412	—	—	—
Total Commercial Commitments	$157,730	$25,081	$132,649	$—	$—

(a) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

(b) Standby letters of credit include a $126.8 million facility that supports the ten-year bond facility (accrued principal and interest) due July 2008.

Obligations under the pension and postretirement benefit plans are not included in the contractual obligations table. The Company's pension plan funding policy is to contribute amounts necessary to satisfy minimum pension funding requirements plus such additional amounts from time to time as are determined to be appropriate to improve the plan's funded status. The pension plan's funded status is affected by many factors including discount rates and the performance of plan assets. The Company is not required to make minimum pension funding payments in fiscal year 2006, but elected to contribute $6.0 million to the pension plan on March 7, 2005. The Company did not make any voluntary contributions to the pension plan during fiscal year 2005. The Company's postretirement plan is not funded in advance. Postretirement benefit payments during fiscal year 2005 totaled $2.4 million.

Also excluded from the contractual obligations table are payments the Company may make for employee medical costs and workers compensation, general liability and automobile claims.

Implementation of New Accounting Standards

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("Revised Statement 132"). Revised Statement 132 revises employers' required disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and No. 106, "Employers' Accounting for Postretirement Benefits Other

Than Pensions." Revised Statement 132 requires disclosures in addition to those in the original FASB Statement No. 132. The interim-period disclosures required by Revised Statement 132 are effective for interim periods beginning after December 15, 2003. The Company adopted the interim disclosure requirements set forth in Revised Statement 132 for the first quarter of fiscal year 2005.

In May 2004, the FASB issued Staff Position FAS 106-2, "Accounting and Disclosure Requirements Relating to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The Company offers an access-only prescription drug plan to retirees and therefore the adoption of the provisions under Staff Position FAS 106-2 did not have an impact on the Company's consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS 123R, which details how the Company should account for stock-based compensation. The Company elected to adopt SFAS 123R in fiscal year 2005 and to apply the modified retrospective method of adoption, where the standard would only impact stock based compensation expense in fiscal year 2005 and future years. The Company had previously accounted for stock-based compensation under the guidance set forth in APB No. 25, "Accounting for Stock Issued to Employees."

Impact of Inflation

While it is difficult to determine the precise effects of inflation, management of the Company does not believe inflation had a material impact on the consolidated financial statements for the periods presented.

Critical Accounting Policies

MD&A discusses the results of operations and financial condition as reflected in the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). As discussed in Note 1 to the Company's consolidated financial statements, the preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation, vendor allowances, the allowance for doubtful accounts, useful lives of depreciable assets, recoverability of long-lived assets, including intangible assets, restructuring and store closing reserves and the calculation of pension and postretirement obligations and self-insurance reserves. Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See Note 1 to the Company's consolidated financial statements for a discussion of the Company's significant accounting policies.

While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the Company cannot guarantee that its estimates and assumptions will be accurate, which could require the Company to make adjustments to these estimates in future periods.

The following critical accounting policies are used in the preparation of the consolidated financial statements:

Inventory Valuation. Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margins. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted or inaccurate costs. In addition, failure to take markdowns currently can result in an overstatement of cost under the lower of cost or market principle.

Vendor Allowances. The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in its stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter. The following summarizes the types of vendor incentives and the Company's applicable accounting policy:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to selling, general and administrative expenses in the period that the advertising expense is incurred.

- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendors merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.

- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expense in the period that the payroll cost is incurred.

Allowance for Doubtful Accounts. The Company provides an allowance for doubtful accounts that is determined based on a number of factors, including delinquency rates, bankruptcy filings, historical charge-off patterns and management judgment.

Property and Equipment, net. Property and equipment owned by the Company is stated at cost less accumulated depreciation. Property and equipment leased by the Company under capital leases is stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are provided utilizing straight-line and various accelerated methods over the shorter of estimated asset lives or related lease terms. The Company also amortizes the depreciation of leasehold improvements over the expected lease term that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. In fiscal year 2005 the Company implemented a new accounting policy to capitalize rent expense during a store's construction period.

Rent Expense. The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date when the company gains control of the property. Rent expense during store construction is included in leasehold improvement costs.

Useful Lives of Depreciable Assets. The Company makes judgments in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is determined by the Company's historical experience with the type of asset purchased.

Recoverability of Long-Lived Assets. Long-lived assets, including intangible assets, are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is generally measured by discounting estimated future cash flows. Where available, the Company would also obtain individual appraisals or utilize other indicators of fair value. Considerable management judgment is necessary to estimate discounted future cash flows.

Restructuring and Store Closing Reserves. The Company reduces the carrying value of property and equipment to fair value for owned locations or recognizes a reserve for future obligations for leased facilities at the time the Company ceases using property and/or equipment. The reserve includes future minimum lease payments and common area maintenance and taxes for which the Company is obligated under operating lease agreements. Additionally, the Company makes certain assumptions related to potential subleases and lease buyouts that reduce the recorded amount of the reserve. These assumptions are based on management's knowledge of the market and other relevant experience, including information provided by third party real estate brokers. However, significant changes in the real estate market and the inability to enter into the subleases or obtain buyouts within the estimated time frame may result in increases or decreases to these reserves.

Pension and Postretirement Obligations. The Company utilizes significant assumptions in determining its periodic pension and postretirement expense and obligations that are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate, investment earnings, rate of compensation increase, as well as the remaining service period of active employees. The Company utilizes a qualified actuary to calculate the periodic pension and postretirement expense and obligations based upon these assumptions and actual employee census data.

The funded status of the Company's pension plan has experienced significant declines in recent years, due to stock market losses and decreases in interest rates. As a result of these factors, the fair market value of the Company's pension plan assets fell below the accumulated benefit obligation ("ABO") in fiscal year 2004 and the prepaid pension asset was charged off and the Company established an $8.1 million minimum pension liability, representing the underfunded portion of the pension plan. In fiscal year 2005, the minimum pension liability increased to $39.3 million. If the fair market value of the pension plan assets exceeds the ABO at a future valuation date, the charge off would be reversed and the remaining prepaid pension costs would be re-established as an asset on the consolidated balance sheets.

The Company maintained the investment earnings assumption of 8.5% to determine its fiscal year 2006 expense. The Company believes that this assumption is appropriate given the composition of its plan assets and historical market returns thereon.

On March 7, 2005, the Company made an optional $6.0 million contribution to its pension plan. The Company has evaluated the funded status of the pension plan and does not believe the underfunded position will materially affect the Company's cash flow in fiscal year 2006 and future years.

Self Insurance Reserves. The Company purchases third-party insurance for workers' compensation, general liability and automobile claims that exceed certain dollar limits. The Company is responsible for the payment of workers' compensation, general liability and automobile claims under the insured limits. The Company records a liability for its obligation associated with incurred losses utilizing information from a third-party insurance broker. The broker utilizes historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. The loss estimates are adjusted based upon actual reported and settled claims.

Stock Based Compensation. The Company adopted the SFAS 123R, "Share Based Payment," during the fourth quarter of fiscal year 2005. The Company had previously accounted for stock based compensation under the guidelines of APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award. The Company elected to apply the standard using the modified retrospective method of adoption, where the standard would only impact stock based compensation expense in fiscal year 2005 and future years. The adoption of SFAS 123R resulted in a $3.6 million reduction in compensation costs, a component of selling, general and administrative expenses, in fiscal year 2005. The application of SFAS 123R did not have an impact on the overall cash flows of the Company.

As of January 29, 2005, the Company had two stock based compensation programs that are described in Note 16.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on its variable rate debt. The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. The Company does not use financial instruments for trading or other speculative purposes and is not a party to any leveraged derivative instruments. The Company's net exposure to interest rate risk is based on the difference between the outstanding variable rate debt and the notional amount of its interest rate swaps. At January 29, 2005, the Company had $250.0 million of variable rate debt and $250.0 million of offsetting, receive variable rate, pay fixed rate swaps. The impact on the Company's results of operations of a one-percent rate change on the outstanding balance of unhedged variable rate debt as of January 29, 2005 and January 31, 2004 would not be material.

During the first quarter of fiscal year 2005, the Company terminated two interest rate swaps with a combined notional value of $50.0 million. The interest rate swaps had previously been dedesignated as cash flow hedges during the third quarter of fiscal year 2004.

The Company also owns marketable equity securities that are subject to market risk. A discussion of the Company's accounting policies for derivative financial instruments and equity securities is included in the Summary of Significant Accounting Policies in Note 1 to the Company's consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share amounts)

	Fiscal Year Ended		
	January 29, 2005	January 31, 2004	February 1, 2003
Revenues	$ 2,446,832	$ 2,264,907	$ 2,241,555
Cost of goods sold (including occupancy and buying expenses)	1,618,639	1,506,905	1,512,045
Selling, general and administrative expenses	601,206	563,225	553,390
Store closing costs	2,957	—	561
Restructuring charges	—	2,011	8,098
Operating income	224,030	192,766	167,461
Interest expense	(34,292)	(38,806)	(35,849)
Interest income	2,146	1,518	968
Gain (loss) on property, equipment and investments	1,883	14,843	(402)
Other income, net	509	326	1,639
Income before income taxes	194,276	170,647	133,817
Income taxes	70,200	59,100	49,800
Net income	$ 124,076	$ 111,547	$ 84,017
Basic and diluted net income per share	$ 2.40	$ 2.11	$ 1.53
Weighted average shares outstanding	51,693,308	52,755,577	54,742,994

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	January 29, 2005	January 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 232,264	$ 166,071
Accounts receivable, net	319,706	311,141
Merchandise inventory	527,860	496,242
Prepaid expenses and other current assets	17,302	17,286
Total current assets	1,097,132	990,740
Investment securities	6,914	6,975
Property and equipment, net	734,866	702,682
Other assets	27,994	29,866
Total assets	$1,866,906	$1,730,263
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 177,793	$ 160,013
Accrued expenses	84,413	87,536
Accrued income taxes	35,289	36,499
Deferred income taxes	2,695	785
Current installments of long-term debt and capital lease obligations	8,199	7,848
Total current liabilities	308,389	292,681
Deferred income taxes	21,537	18,540
Long-term debt and capital lease obligations, excluding current installments	293,220	300,640
Interest rate swap liability	21,305	35,367
Deferred compensation and other noncurrent liabilities	155,839	107,664
Total liabilities	800,290	754,892
Stockholders' equity:		
Preferred stock	—	—
Common stock, 51.5 and 51.9 million shares issued and outstanding as of January 29, 2005 and January 31, 2004, respectively	515	519
Paid-in capital	533,923	536,484
Retained earnings	617,097	517,721
Accumulated other comprehensive loss	(84,919)	(79,353)
Total stockholders' equity	1,066,616	975,371
Total liabilities and stockholders' equity	$1,866,906	$1,730,263

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(dollars in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at February 2, 2002	$547	$556,079	$350,876	$ (8,166)	$ 899,336
Comprehensive income:					
Net income	—	—	84,017	—	84,017
Reclassification adjustment for investment gains included in net income, net of $61 income tax benefit	—	—	—	(104)	(104)
Unrealized gain on investments, net of $250 income tax expense	—	—	—	436	436
Unrealized loss on interest rate swaps, net of income tax benefit of $8,544	—	—	—	(14,548)	(14,548)
Total comprehensive income					69,801
Cash dividends	—	—	(13,690)	—	(13,690)
Stock compensation granted, net	—	2,717	—	—	2,717
Common stock issued and redeemed, net	(1)	(68)	—	—	(69)
Balance at February 1, 2003	546	558,728	421,203	(22,382)	958,095
Comprehensive income:					
Net income	—	—	111,547	—	111,547
Reclassification adjustment for investment gains included in net income, net of $136 income tax benefit	—	—	—	(231)	(231)
Unrealized gain on investments, net of $476 income tax expense	—	—	—	811	811
Unrealized gain on interest rate swaps, net of income tax expense of $2,074	—	—	—	3,528	3,528
Reclassification adjustment for interest rate swap dedesignation, net of income tax expense of $2,398				4,083	4,083
Pension asset adjustment, net of income tax benefit of $38,269	—	—	—	(65,162)	(65,162)
Total comprehensive income					54,576
Cash dividends	—	—	(15,029)	—	(15,029)
Stock compensation granted, net	—	2,061	—	—	2,061
Common stock issued	3	3,906			3,909
Repurchase and retirement of common stock	(30)	(28,211)	—	—	(28,241)
Balance at January 31, 2004	519	536,484	517,721	(79,353)	975,371
Comprehensive income:					
Net income	—	—	124,076	—	124,076
Reclassification adjustment for investment gains included in net income, net of $109 income tax benefit	—	—	—	(184)	(184)
Unrealized gain on investments, net of $286 income tax expense	—	—	—	483	483
Unrealized gain on interest rate swaps, net of income tax expense of $3,027	—	—	—	5,157	5,157
Pension asset adjustment, net of income tax benefit of $6,474	—	—	—	(11,022)	(11,022)
Total comprehensive income					118,510
Cash dividends	—	—	(24,700)	—	(24,700)
Stock compensation granted, net	—	1,062	—	—	1,062
Common stock issued	3	3,540	—	—	3,543
Repurchase and retirement of common stock	(7)	(7,163)	—	—	(7,170)
Balance at January 29, 2005	$515	$533,923	$617,097	$(84,919)	$1,066,616

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Fiscal Year Ended		
	January 29, 2005	January 31, 2004	February 1, 2003
Cash flows from operating activities:			
Net income	$ 124,076	$ 111,547	$ 84,017
Adjustments to reconcile net income to net cash provided by operating activities:			
Store closing costs	2,957	—	561
Deferred income taxes	1,702	12,796	5,959
Depreciation and amortization	101,255	91,007	89,312
Restructuring charges	—	2,011	8,098
(Gain) loss on sale of property, equipment and investments	(1,883)	(14,843)	402
(Increase) decrease in:			
Accounts receivable, net	(8,565)	23,299	8,807
Merchandise inventory	(31,618)	(8,752)	8,254
Prepaid expenses and other assets	498	(6,273)	4,526
Increase (decrease) in:			
Accounts payable and accrued expenses	15,243	39,370	(1,342)
Accrued income taxes	(1,210)	11,417	(10,687)
Deferred compensation and other liabilities	27,684	11,379	5,406
Net cash provided by operating activities	230,139	272,958	203,313
Cash flows from investing activities:			
Purchases of investments	(167)	—	(135)
Proceeds from sales of investments	100	2,475	4,081
Purchases of property and equipment	(129,389)	(127,053)	(75,023)
Proceeds from sales of property and equipment	5,076	27,671	3,936
Net cash used by investing activities	(124,380)	(96,907)	(67,141)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	19	53,436	59,971
Principal payments on long-term debt and capital lease obligations	(7,898)	(112,988)	(107,491)
Stock compensation tax benefit	183	—	—
Net payments on line of credit	—	—	(6,089)
Dividends paid	(24,700)	(15,029)	(13,690)
Repurchase of common stock	(7,170)	(26,685)	—
Net cash used by financing activities	(39,566)	(101,266)	(67,299)
Net increase in cash and cash equivalents	66,193	74,785	68,873
Cash and cash equivalents at beginning of period	166,071	91,286	22,413
Cash and cash equivalents at end of period	$ 232,264	$ 166,071	$ 91,286
Supplemental disclosures of cash flow information:			
Interest paid	$ 23,511	$ 26,693	$ 27,665
Income taxes paid	65,060	35,695	52,227
Supplemental schedule of noncash investing and financing activities:			
Increase in property and equipment through assumption of capital leases	1,212	2,571	2,487
Increase in property and equipment through capitalization of construction period rent	7,982	—	—

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Belk, Inc. and its subsidiaries (the "Company") operate retail department stores in 14 states primarily in the southeastern United States. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's fiscal year ends on the Saturday closest to each January 31. All references to "fiscal year 2006" refer to the fiscal year ending January 28, 2006; references to "fiscal year 2005" refer to the period ended January 29, 2005; references to "fiscal year 2004" refer to the period ended January 31, 2004; and references to "fiscal year 2003" refer to the period ended February 1, 2003.

Certain prior period amounts have been reclassified to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are required as part of determining the allowance for doubtful accounts, depreciation, amortization and recoverability of long-lived assets, establishing restructuring and other reserves, and calculating retirement benefits.

Revenues

Revenues include sales of merchandise and the net revenue received from leased departments of $8.4 million, $7.6 million, and $7.6 million for fiscal years 2005, 2004, and 2003, respectively. Sales from retail operations are recorded at the time of delivery and reported net of merchandise returns. The reserve for returns is calculated as a percentage of sales based on historical return percentages.

Cost of Goods Sold

Cost of goods sold includes occupancy and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Buying expenses include payroll and travel expenses associated with the buying function.

Finance Charges

Selling, general and administrative expenses in the consolidated statements of income are reduced by finance charge and late fee revenue arising from customer accounts receivable. Finance charge and late fee revenues were $69.2 million, $63.0 million, and $60.9 million in fiscal years 2005, 2004, and 2003, respectively.

Pre-Opening Costs

Store pre-opening costs are expensed as incurred.

Advertising

Advertising costs, net of co-op recoveries from suppliers, are expensed as incurred and amounted to $69.1 million, $63.3 million, and $62.5 million in fiscal years 2005, 2004, and 2003, respectively.

Long-Lived Asset Recoverability

Long-lived assets, including intangible assets, are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is generally based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

No impairment charges were incurred for fiscal years 2005, 2004, and 2003.

Cash Equivalents

Cash equivalents include liquid investments with an original maturity of 90 days or less.

Merchandise Inventory

Merchandise inventory is stated at the lower of average cost or market as determined by the retail inventory method.

Investments

The Company accounts for investments in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities classified as available-for-sale are valued at fair value, while securities that the Company has the ability and positive intent to hold to maturity are valued at amortized cost. The Company includes unrealized holding gains and losses for available-for-sale securities in other comprehensive income. Realized gains and losses are recognized on a specific identification basis and are included in income. Declines in value that are considered to be other than temporary are reported in gain (loss) on property, equipment and investments.

Property and Equipment, Net

Property and equipment owned by the Company is stated at cost less accumulated depreciation. Property and equipment leased by the Company under capital leases is stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are provided utilizing straight-line and various accelerated methods over the shorter of estimated asset lives or related lease terms. The Company also amortizes the depreciation of leasehold improvements over the expected lease term that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. In fiscal year 2005, the Company implemented a new accounting policy to capitalize rent expense during a store's construction period.

Rent Expense

The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date when the company gains control of the property. Rent expense during store construction is included in leasehold improvement costs.

Stock Based Compensation

The Company adopted the Financial Accounting Standards Board ("FASB") SFAS No. 123R, "Share Based Payment" ("SFAS 123R"), during the fourth quarter of fiscal year 2005. The Company had previously accounted for stock based compensation under the guidelines of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires the Company to account for stock based compensation using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award. The Company elected to apply the standard using the modified retrospective method of adoption, where the standard would only impact stock based compensation expense in fiscal year 2005 and future years. The adoption of SFAS 123R resulted in a $3.6 million reduction in compensation costs, a component of selling, general and administrative expenses, in fiscal year 2005. The application of SFAS 123R did not have an impact on the overall cash flows of the Company. As of January 29, 2005, the Company had two stock based compensation programs that are described in Note 16.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Intangible Assets, Net

Leasehold intangibles, which represent the excess of fair value over the carrying value of leaseholds, are amortized on a straight-line basis over the remaining terms of the lease agreements and are included in property and equipment, net. The carrying value of intangible assets is periodically reviewed by the Company's management to assess the recoverability of the assets.

Derivative Financial Instruments

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The counterparties to these instruments are major financial institutions. These agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense.

During the first quarter of fiscal year 2005, the Company terminated two interest rate swaps with a combined notional value of $50.0 million. The interest rate swaps had previously been dedesignated as cash flow hedges during the third quarter of fiscal year 2004.

The Company holds $250.0 million of interest rate swaps that hedge the Company's $125.0 million bond facility and a series of forecasted borrowings through maturity in 2012. As of January 29, 2005 and January 31, 2004, the Company had swaps with a negative fair value of $21.3 million and $35.4 million, respectively, designated as a cash flow hedge of forecasted cash flows associated with the Company's borrowings. For fiscal year 2005 and 2004, $0.5 million and $0.9 million, respectively, of the Company's swap liability related to contracts with option provisions that are excluded from hedge accounting treatment. Any hedge ineffectiveness is recorded as a component of interest expense. During fiscal years 2005 and 2004, there was no hedge ineffectiveness recorded by the Company. The change in the swap liability for contracts with option provisions is recorded in interest expense on the consolidated statement of income. The Company recorded $0.4 million as an offset to interest expense related to the change in swap liability for contracts with option provisions for the twelve months ended January 29, 2005 and January 31, 2004.

Implementation of New Accounting Standards

In December 2003, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("Revised Statement 132"). Revised Statement 132 revises employers' required disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS N0. 132 requires disclosures in addition to those in the original SFAS No. 132. The interim-period disclosures required by SFAS 132R are effective for interim periods beginning after December 15, 2003. The Company adopted the interim disclosure requirements set forth in SFAS No. 132 for the first quarter of fiscal year 2005.

In May 2004, the FASB issued Staff Position FAS 106-2, "Accounting and Disclosure Requirements Relating to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The Company offers an access-only prescription drug plan to retirees and therefore the adoption of the provisions under Staff Position FAS 106-2 did not have an impact on the Company's consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS 123R, which details how the Company should account for stock-based compensation. The Company elected to adopt SFAS 123R in fiscal year 2005 and to apply the modified retrospective method of adoption, where the standard would only impact stock based compensation expense in fiscal year 2005 and future years. The Company had previously accounted for stock-based compensation under the guidance set forth in APB No. 25, "Accounting for Stock Issued to Employees."

(2) Lease Accounting

Historically rent expense was recorded on a straight-line basis over the non-cancelable lease term beginning on the date when the rent is first assessed, which is typically the store opening date. The depreciable lives of certain leasehold improvements and long-lived assets on those properties extended beyond the non-cancelable lease term.

The Company believed that its accounting treatment was permitted under generally accepted accounting principles and that such treatment was consistent with the practices of other companies in the retail industry. However, on February 7, 2005, the Chief Accountant of the U.S. Securities and Exchange Commission ("SEC") released a letter expressing the SEC's views on certain lease accounting matters. The Company has identified areas where its historical accounting practices differ from the SEC's views and adjusted its accounting policies as follows to comply with the SEC's guidance: (i) conform the depreciable lives for buildings on leased land and other leasehold improvements to the shorter of the economic life of the asset or the lease term used for determining the capital versus operating lease classification and calculating straight-line rent; (ii) include pre-opening rent-free periods and cancelable option periods in the calculation of straight-line rent expense where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured; and (iii) capitalize rent costs during the store construction period. The Company has recorded the life-to-date accounting impact of correcting for these errors in fiscal year 2005.

The cumulative effect of these adjustments in fiscal year 2005 was an increase in depreciation expense, a component of selling, general and administrative expenses, of $8.9 million, $5.6 million net of tax, and an increase in rent expense, a component of cost of goods sold, of $1.7 million, $1.1 million net of tax. These adjustments did not have any impact on the overall cash flows of the Company.

(3) Store Closing Costs

During fiscal year 2005, the Company recorded $3.0 million of exit costs related to the closing of six stores in fiscal year 2005 and one store to be closed in fiscal year 2006. The exit costs consisted primarily of the loss on abandonment of leasehold improvements, post-closing real estate lease obligations and severance costs.

During fiscal year 2003, the Company recognized $0.5 million of exit costs associated with the announcement of two store closings. The exit costs consist primarily of post-closing real estate lease obligations and severance costs.

As of January 29, 2005 the remaining reserve balance for post-closing real estate lease obligations was $2.5 million. The Company does not anticipate incurring significant additional exit costs in connection with the store closings.

(4) Restructuring Charge

The Merchandising Restructuring

During fiscal year 2003, the Company recorded a restructuring charge of $7.1 million in connection with the consolidation of its divisional merchandising and marketing functions into a single organization located at the Company's corporate offices in Charlotte, NC (the "Merchandising Restructuring"). The consolidation also included implementation of a central planning and allocation function to oversee the distribution and allocation of merchandise to the stores. The charge consisted of $5.1 million of employee severance costs, $1.5 million of post-closing real estate lease obligation costs, and $0.5 million for the reduction to fair value of excess assets. Approximately 260 merchandising, marketing and administrative personnel accepted severance effective August 3, 2002 as a result of the restructuring. The Company relocated its division offices from their previous locations into smaller facilities and sold or sublet the previous division office locations. The Company sold excess property and equipment from the division offices with a net book value of approximately $1.4 million. The consolidation was substantially completed in the third quarter of fiscal year 2003.

The Logistics Restructuring

During fiscal year 2001, the Company constructed a new 371,000 square foot central distribution center in Blythewood, SC as part of the restructuring of the Company's merchandise distribution and logistics network (the "Logistics Restructuring"). During fiscal year 2002, the Company completed the consolidation of its distribution centers located in Charlotte, NC, Morrisville, NC, Greensboro, NC, Mauldin, SC, Summerville, SC and Fayetteville, NC, together with store merchandise receiving and processing functions in 91 stores not previously serviced by a distribution center, into the new Blythewood center.

During fiscal year 2004 and 2003, the Company increased the estimated post-closing real estate lease obligations associated with the consolidation of its distribution centers by $2.0 million and $0.8 million, respectively.

As of January 29, 2005 the remaining logistics restructuring reserve balance for post-closing real estate lease obligations was $2.7 million. The Company does not anticipate incurring significant additional exit costs in connection with the logistics restructuring.

(5) Accumulated Other Comprehensive Loss

The following table sets forth the components of accumulated other comprehensive loss:

	January 29, 2005	January 31, 2004
	(dollars in thousands)	
Unrealized loss on interest rate swaps, net of $6,269 and $9,296 income tax benefit as of January 29, 2005 and January 31, 2004, respectively	$(10,674)	$(15,831)
Unrealized gains on investments, net of $1,125 and $948 income tax expense as of January 29, 2005 and January 31, 2004, respectively	1,939	1,640
Pension asset adjustment, net of income tax benefit of $44,743 and $38,269 as of January 29, 2005 and January 31, 2004, respectively	(76,184)	(65,162)
Accumulated other comprehensive loss	$(84,919)	$(79,353)

(6) Accounts Receivable, Net

Customer receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise from the Company. These accounts have various billing and payment structures, including varying minimum payment levels. Installments of deferred payment accounts receivable maturing after one year are included in current assets in accordance with industry practice.

The Company provides an allowance for doubtful accounts that is determined based on a number of factors, including delinquency rates, bankruptcy filings, historical charge-off patterns and management judgment.

Accounts receivable, net consists of:

	January 29, 2005	January 31, 2004
	(Dollars in thousands)	
Customer receivables	$313,361	$309,058
Other receivables	16,331	15,119
Less allowance for doubtful accounts	(9,986)	(13,036)
Accounts receivable, net	$319,706	$311,141

Changes in the allowance for doubtful accounts are as follows:

	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003
		(Dollars in thousands)	
Balance, beginning of year	$ 13,036	$ 11,729	$ 12,318
Charged to expense	11,661	17,536	15,554
Net uncollectible balances written off	(14,711)	(16,229)	(16,143)
Balance, end of year	$ 9,986	$ 13,036	$ 11,729

(7) Investment Securities

Held-to-maturity securities consist of federal, state and local debt securities. Details of investments in held-to-maturity securities are as follows:

	January 29, 2005	January 31, 2004
	(dollars in thousands)	
Amortized cost	$425	$360
Gross unrealized gains	7	15
Fair value	$432	$375

At January 29,2005, scheduled maturities of held-to-maturity securities are as follows:

	Fair Value	Amortized Cost
	(dollars in thousands)	
One to five years	$ 30	$ 30
Six to ten years	—	—
After ten years	402	395
	$432	$425

Available-for-sale securities consist primarily of equity investments. Details of investments in available-for-sale securities are as follows:

	January 29, 2005	January 31, 2004
	(dollars in thousands)	
Cost	$3,405	$4,007
Gross unrealized gains	3,084	2,608
Fair value of securities	$6,489	$6,615

Details of realized gains and losses are as follows:

	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003
		(dollars in thousands)	
Gross realized gains on sales of securities	$ 396	$1,000	$1,713
Gross realized losses on sales of securities	(49)	(1)	(175)
Losses on other than temporary declines in market values	(155)	—	(78)
Net realized gain	$ 192	$ 999	$1,460

(8) Property and Equipment, net

Details of property and equipment, net are as follows:

	Estimated Lives	January 29, 2005	January 31, 2004
		(dollars in thousands)	
Land	n/a	$ 23,500	$ 23,329
Buildings	15-40	737,105	673,707
Furniture, fixtures and equipment	3-7	629,199	603,826
Property under capital leases	5-25	73,020	73,468
Construction in progress	n/a	33,039	35,826
		1,495,863	1,410,156
Less accumulated depreciation and amortization		(760,997)	(707,474)
Property and equipment, net		$ 734,866	$ 702,682

(9) Sale of Investment Property

During fiscal year 2004, the Company sold investment property located in downtown Charlotte, NC and land located in Greenville, SC for a net sales price of $21.9 million and $3.7 million, respectively. The Company recognized a gain of $12.5 million, net of $7.4 million tax expense, on the sale of these properties, which is included in gain (loss) on property, equipment and investments on the consolidated statement of income.

(10) Accrued Expenses

Accrued expenses are comprised of the following:

	January 29, 2005	January 31, 2004
	(dollars in thousands)	
Salaries, wages and employee benefits	$23,582	$20,069
Interest	2,692	2,953
Rent	4,051	4,436
Taxes, other than income	10,258	10,971
Store closing and restructuring reserves	3,100	644
Self insurance reserves	6,010	4,513
Accrued capital expenditures	9,290	22,136
Other	25,430	21,814
Accrued Expenses	$84,413	$87,536

(11) Borrowings

Long-term debt, principally due to banks, and capital lease obligations consist of the following:

	January 29, 2005	January 31, 2004
	(dollars in thousands)	
Bond facility	$125,000	$125,000
Note payable	125,025	125,007
Sale/leaseback financing	18,846	23,652
Capital lease agreements through August 2020	32,415	34,495
Unsecured notes payable	133	334
	301,419	308,488
Less current installments	(8,199)	(7,848)
Long-term debt and capital lease obligations, excluding current installments	$293,220	$300,640

The annual maturities of long-term debt and capital lease obligations over the next five years as of January 29, 2005 are $8.2 million, $16.0 million, $2.2 million, $252.4 million, and $2.6 million, respectively.

The bond facility matures in July 2008 and bears interest at a variable rate based on the market for the bonds that has historically approximated one-month LIBOR plus 70 basis points. The note payable expires in April 2008, bears interest at a rate that approximates one month LIBOR plus 50 basis points, is collateralized by the Company's customer accounts receivable and limits borrowings to the lesser of $250.0 million or approximately 85% of the Company's customer accounts receivable. At January 29, 2005, one month LIBOR was 2.59%.

On April 30, 1999, the Company sold certain leasehold improvements for $42.0 million and is leasing them back through fiscal year 2008. The Company has the option to repurchase the leasehold improvements at the end of the lease. In accordance with SFAS No. 98, "Accounting for Leases," and SFAS No. 66, "Accounting for Sales of Real Estate," the Company is accounting for the sale-leaseback as financing. The effective interest rate on the facility is 7.27%.

The Company's loan agreements place restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock, and guarantees. They also contain leverage ratio, tangible net worth and fixed charge coverage ratio requirements. The bond facility requires the Company to maintain a $127.0 million supporting letter of credit. The Company is in compliance with all debt covenants.

The Company has entered into interest rate swap agreements with various financial institutions to manage the exposure to changes in interest rates on its variable rate indebtedness. The amount of indebtedness covered by the interest rate swaps is $250.0 million for fiscal years 2004 through 2009, $125.0 million for fiscal years 2010 through 2012 and $50.0 million for fiscal year 2013 (see note 1).

During fiscal year 2005, the Company replaced its combined $200.0 million revolving line of credit and $127.0 million standby letter of credit facility with a $330.0 million credit facility that expires in October 2009. Up until October 2007, under certain circumstances the facility may be increased to $380.0 million at the Company's request. The new facility allows for up to $225.0 million of outstanding letters of credit. The current interest rate payable under the credit facility is based on LIBOR plus approximately 63 basis points or prime. The credit facility contains restrictive covenants consistent with the Company's existing debt agreements and financial covenants including leverage and fixed charge coverage ratios. The Company has

$127.0 million of standby letters of credit and no borrowings under the revolving credit agreements at January 29, 2005 and January 31, 2004.

(12) Leases

The Company leases certain of its stores, warehouse facilities and equipment. The majority of these leases will expire over the next 15 years. The leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses and, in certain instances, contingent rentals determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities. Assets under capital lease and accumulated amortization were $73.0 million and $47.1 million, respectively, at January 29, 2005 and are included in property and equipment, net.

Future minimum lease payments under noncancelable leases, net of future minimum sublease rental income under noncancelable subleases, as of January 29, 2005 were as follows:

Fiscal Year	Capital	Operating
	(dollars in thousands)	
2006	4,847	33,726
2007	4,911	30,521
2008	4,939	27,136
2009	4,679	23,921
2010	4,702	21,074
After 2010	26,962	130,380
Total	51,040	266,758
Less sublease rental income	—	(2,247)
Net rentals	51,040	$264,511
Less imputed interest	(18,625)	
Present value of minimum lease payments	32,415	
Less current portion	(2,965)	
	$ 29,450	

Net rental expense for all operating leases consists of the following:

	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003
		(dollars in thousands)	
Buildings:			
Minimum rentals	$33,906	$29,834	$29,737
Contingent rentals	3,507	3,323	3,368
Sublease rental income	(493)	(663)	(876)
Equipment	1,366	1,657	2,359
Total net rental expense	$38,286	$34,151	$34,588

(13) Income Taxes

Federal and state income tax expense from continuing operations was as follows:

	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003
		(dollars in thousands)	
Current:			
Federal	$57,157	$41,689	$38,181
State	4,670	3,953	5,252
	61,827	45,642	43,433
Deferred:			
Federal	7,742	12,292	5,597
State	631	1,166	770
	8,373	13,458	6,367
Income taxes	$70,200	$59,100	$49,800

A reconciliation between income taxes from continuing operations and income tax expense computed using the federal statutory tax rate of 35% is as follows:

	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003
		(dollars in thousands)	
Income tax at the statutory federal rate	$67,996	$59,727	$46,836
State income taxes, net of federal income tax benefit	3,447	3,328	3,914
Increase in Cash Surrender Value of Officers' Life Insurance	(3,120)	(3,297)	(1,892)
Other	1,877	(658)	942
Income taxes	$70,200	$59,100	$49,800

Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

	January 29, 2005	January 31, 2004
	(dollars in thousands)	
Deferred tax assets:		
Prepaid pension costs	$ 10,953	$ 1,368
Benefit plan costs	28,737	27,850
Restructuring and other reserves	13,102	10,596
Inventory capitalization	6,151	5,848
Allowance for doubtful accounts	3,755	4,886
Tax carryovers	2,405	2,757
Interest rate swaps	7,768	10,880
Other	9,230	5,111
Gross deferred tax assets	82,101	69,296
Less valuation allowance	(548)	(768)
Net deferred tax assets	81,553	68,528
Deferred tax liabilities		
Property and equipment	73,762	64,533
Inventory	22,870	20,162
Investment securities	2,438	2,542
Other	6,715	616
Gross deferred tax liabilities	105,785	87,853
Net deferred tax liabilities	$ 24,232	$19,325

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the temporary differences becoming deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

As of January 29, 2005, the Company has net operating loss carryforwards for federal and state income tax purposes of $1.1 million and $9.6 million, respectively, and state job credits of $1.7 million, which are available to offset future taxable income, if any. These carryforwards expire at various intervals through fiscal year 2020. Some of the loss carryforwards are limited to an annual deduction of approximately $0.3 million under a provision of IRC Section 382. In addition, the Company has alternative minimum tax net operating loss carryforwards of $2.8 million, which are available to reduce future alternative minimum taxable income at various intervals expiring through fiscal year 2011.

(14) Pension And Postretirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation. Effective January 1, 2005 the pension formula was modified for service on or after that date for all employees. Changes to the pension formula consist primarily of automatic updates of employee compensation amounts used to compute benefits and revised contribution rates. Previously the employee compensation updates were optional and earnings during the most recent update were used for all credited years of service. Under the new formula, the earnings update is automatic and applies only to credited years of service related to that update. On March 7, 2005, the Company made an optional $6.0 million contribution to its defined benefit pension plan. No additional funding of the plan is anticipated in fiscal year 2006.

The Company also provides postretirement medical and life insurance benefits to certain retired full-time employees. The Company accounts for postretirement benefits by recognizing the cost of these benefits over an employee's estimated term of service with the Company, in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

As of the Company's fiscal year 2004 pension plan measurement date of November 1, 2003, the pension plan accumulated benefit obligation exceeded the fair market value of the plan assets by $8.1 million. As a result, the prepaid pension asset, as of the fiscal year ending January 31, 2004, of $99.8 million was substantially eliminated and an $8.1 million minimum pension liability and a $4.5 million intangible pension asset was recorded, with a corresponding charge of $65.2 million, net of tax, recognized in other comprehensive income, a component of stockholders' equity.

The change in the projected benefit obligation, change in plan assets, funded status, amounts recognized and unrecognized, net periodic benefit cost and actuarial assumptions are as follows:

	Pension Benefits		Postretirement Benefits	
	January 29, 2005	January 31, 2004	January 29, 2005	January 31, 2004
	(dollars in thousands)			
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$332,946	$293,649	$ 24,431	$ 27,991
Service cost	10,345	11,521	213	290
Interest cost	21,230	20,630	1,535	1,931
Actuarial (gain) loss	19,019	28,018	2,327	(3,272)
Benefits paid	(21,467)	(20,872)	(2,448)	(2,509)
Benefit obligation at end of year	362,073	332,946	26,058	24,431
Change in plan assets:				
Fair value of plan assets at beginning of year	314,307	290,362	—	—
Actual return on plan assets	16,614	34,817	—	—
Contributions to plan	—	10,000	2,448	2,509
Benefits paid	(21,467)	(20,872)	(2,448)	(2,509)
Fair value of plan assets at end of year	309,454	314,307	—	—
Funded Status	(52,619)	(18,639)	(26,058)	(24,431)
Unrecognized net transition obligation	—	—	2,094	2,358
Unrecognized prior service costs	4,211	4,487	—	—
Unrecognized net (gain) loss	134,205	113,947	(3,448)	(6,238)
Net prepaid (accrued)	$ 85,797	$ 99,795	$(27,412)	$(28,311)
Amounts recognized in the consolidated balance sheets consist of:				
Minimum pension liability	$(39,341)	$ (8,123)		
Pension asset	4,211	4,487		
Accumulated other comprehensive loss	120,927	103,431		
	$ 85,797	$ 99,795		
Obligation and funded status at November 1, 2004 and 2003, respectively:				
Projected benefit obligation	$362,073	$332,946	$ 26,058	$ 24,431
Accumulated benefit obligation	348,796	322,430	N/A	N/A
Fair value of plan assets	309,454	314,307	—	—

Weighted average assumptions were:

	Pension Plan			Postretirement Plan		
	January 29, 2005	January 31, 2004	February 1, 2003	January 29, 2005	January 31, 2004	February 1, 2003
Discount rates	5.875%	6.375%	7.0%	5.875%	6.375%	7.0%
Rates of compensation increase	3.0	4.0	4.0	N/A	N/A	N/A
Return on plan assets	8.5	8.5	8.5	N/A	N/A	N/A

The measurement date for the defined benefit pension plan and post retirement benefits is November 1. For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for fiscal year 2005; the rate was assumed to decrease to 5.5% gradually over the next 3 years and remain at that level for fiscal years thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of January 29, 2005 by $0.5 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended January 29, 2005 by $0.1 million. Decreasing the assumed health care cost trend rates by one percentage point would decrease the accumulated postretirement benefit obligation as of January 29, 2005 by $0.5 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended January 29, 2005 by $0.1 million. The Company's investment earnings assumption for the pension plan is based on the allocation of asset classes and their historical market returns thereon.

The asset allocation for the pension plan is as follows:

	Target Allocation	Percentage of Plan Assets at Year End		
	January 28, 2006	January 29, 2005	January 31, 2004	February 1, 2003
Equity Securities	65%	66%	68%	60%
Fixed Income	33%	31%	30%	40%
Cash	2%	3%	2%	0%
Total	100%	100%	100%	100%

The Company expects to have the following payments related to its pension and postretirement plans in the coming years:

Calendar Year	Pension Plan	Postretirement Plan
	(dollars in thousands)	
2005	$21,291	$2,653
2006	21,938	2,780
2007	22,506	2,908
2008	23,202	3,036
2009	23,924	3,164
2010 — 2014	134,632	17,851

The components of net periodic benefit expense are as follows:

	Pension Plan			Postretirement Plan		
	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003	52 Weeks Ended January 29, 2005	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003
	(dollars in thousands)					
Service cost	$ 10,345	$ 11,521	$ 13,056	$ 213	$ 290	$ 404
Interest cost	21,230	20,630	20,329	1,535	1,931	2,226
Expected return on assets	(26,233)	(26,537)	(30,975)	—	—	—
Amortization of unrecognized items:						
Net transition (asset) obligation	—	—	—	262	262	262
Prior service cost	276	276	276	(497)	(276)	—
Net losses	8,381	3,674	—	—	—	—
Net periodic benefit expense	$ 13,999	$ 9,564	$ 2,686	$1,513	$2,207	$2,892

(15) Other Employee Benefits

The Belk Employees' Health Care Plan provides medical and dental benefits to substantially all full-time employees. This Plan is "self-funded" for medical and dental benefits through a 501 (c) (9) Trust. The Group Life Insurance Plan and The Belk Employees Short Term Disability Insurance Plan provide insurance to substantially all full-time employees and are fully insured through contracts issued by insurance companies. Contributions by the Company under these plans amounted to approximately $28.8 million, $26.3 million, and $26.7 million in fiscal years 2005, 2004, and 2003, respectively.

The Belk 401(k) Savings Plan, a contributory, defined contribution multi-employer plan, provides benefits for substantially all employees. The contributions to the 401(k) Savings Plan are comprised of a matching contribution, generally 50% of the employees' contribution up to 6% of eligible compensation, and a basic contribution, generally approximately 2% of eligible compensation, regardless of the employees' contributions. The cost of the plan was $8.9 million, $9.5 million, and $10.4 million in fiscal years 2005, 2004, and 2003, respectively.

Effective January 1, 2004, the Company established a non-qualified 401(k) Restoration Plan for highly compensated employees, as defined by ERISA. The Plan provides contributions to a participants' account ranging from 2% to 4.5% of eligible compensation to restore benefits limited in the qualified 401(k) plan. Participants can contribute up to 25% of eligible compensation. The cost of the plan in fiscal year 2005 was approximately $0.4 million.

On April 1, 2004, certain participants elected to waive their benefits in the Company's existing non-qualified defined benefit Supplemental Executive Retirement Plan ("Old SERP") in exchange for participation in the Company's new non-qualified defined contribution 2004 Supplemental Executive Retirement Plan ("2004 SERP"). This election resulted in the curtailment and settlement of their benefits in the Old SERP. The Company recognized a net charge of $1.4 million in selling, general and administrative expenses during fiscal year 2005 related to the curtailment and settlement. The 2004 SERP provides annual contributions ranging from 9% to 11% of eligible compensation to the participants' accounts, which earn 6.5% interest annually.

On a combined basis, Old SERP and 2004 SERP costs including the curtailment and settlement cost charged to operations were approximately $4.2 million, $1.6 million, and $2.0 million in fiscal years 2005, 2004, and 2003, respectively. As of January 29, 2005 and January 31, 2004, the projected benefit obligation was $12.3 million and $22.1 million, respectively. The corresponding accrued obligation of $11.4 million and $16.2 million as of January 29, 2005 and January 31, 2004, respectively, has been recorded in deferred compensation and other non-current liabilities. The effective discount rates used in determining the net periodic Old SERP liability as of January 29, 2005, January 31, 2004, and February 1, 2003 was 5.875%, 6.375%, and 7.00%, respectively. Actuarial gains and losses are amortized over the average remaining service lives of the participants.

Certain eligible employees participate in a non-qualified Deferred Compensation Plan ("DCP"). Participants in the DCP have elected to defer a portion of their regular compensation subject to certain limitations prescribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates that have historically been between 8% and 15%. Total interest cost related to the plan and charged to interest expense was approximately $3.7 million, $3.7 million, and $3.6 million, in fiscal years 2005, 2004, and 2003, respectively.

(16) Stock-Based Compensation

In fiscal year 2001, the Company's Board of Directors approved the Belk, Inc. 2000 Incentive Stock Plan (the "Plan"). Under the Plan, the Company is authorized to award up to 2.8 million shares of common stock for various types of equity incentives to key executives of the Company.

In fiscal years 2004 and 2003, the Company applied APB 25 in measuring compensation cost extended under the Plan. In December 2004, the FASB issued SFAS 123R, which details how the Company should account for stock-based compensation. The Company elected to adopt SFAS 123R in fiscal year 2005 and to apply the modified retrospective method of adoption, where the standard would only impact stock-based compensation expense in fiscal year 2005 and future years. The effect of the implementation of SFAS 123R to fiscal year 2005 was a $3.6 million decrease to compensation costs, a component of selling, general and administrative expenses, and a $2.3 million increase to net income in fiscal year 2005. If the Company had elected to follow the measurement provisions of SFAS No. 123, "Accounting for Stock-based Compensation," in accounting for its stock awards for fiscal years 2004 and 2003, the change to net income and net income per share would have been immaterial for those years.

Compensation cost for the Plan was $3.5 million, $3.4 million, and $1.7 million net of income tax benefits of $2.1 million, $2.0 million, and $1.0 million for fiscal years 2005, 2004, and 2003, respectively.

Performance Based Stock Award Plan

In fiscal year 2001 the Company implemented a performance based stock award program (the "Long Term Incentive Plan" or "LTI Plan") and at the beginning of that fiscal year and each fiscal year thereafter the Company grants certain key executives stock awards under the LTI Plan. Shares awarded under the LTI Plan vary based on company results versus specified cumulative three-year performance targets and generally vest at the end of each three-year period. No monetary consideration is paid by employees who receive performance based stock awards.

LTI Plan compensation costs recorded under SFAS 123R are computed using the fair value stock price on the grant date based on a third party valuation and the estimated expected attainment of performance goals based on internal projections. The Company issues new shares of common stock as the awards vest at the end of each three-year period. As of January 29, 2005, there was $3.8 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the LTI Plan; that cost will be recognized as compensation costs over the next two fiscal years.

Activity under the LTI plan during the year ended January 29, 2005 is as follows:

	Shares (In thousands)	Weighted-Average Grant Date Fair Value per Share
Nonvested at February 1, 2004	513	$ 8.44
Granted	336	10.71
Changes in Performance Estimates	221	9.57
Vested	(265)	8.97
Forfeited	(124)	9.31
Nonvested at January 29, 2005	681	10.56

Key Executive Share Grant Program

During fiscal year 2003, the Company created an incentive stock plan aimed at retaining certain key executives (the "Key Executive Share Grant Program"). Shares granted under the Key Executive Share Grant Program vest incrementally over a three-year term ending July 31, 2005 and are issued at the end of each 12 month vesting period. No monetary consideration is paid by employees who receive incentive stock awards.

Key Executive Share Grant Program compensation costs recorded under SFAS 123R are computed using the fair value stock price on the grant date based on a third party valuation. The Company issues new shares of common stock as the awards incrementally vest. As of January 29, 2005, there was $1.1 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Key Executive Share Grant Program; that cost will be recognized as compensation costs in fiscal year 2006.

Activity under the Key Executive Share Grant Program during the year ended January 29, 2005 is as follows:

	Shares (In thousands)	Weighted-Average Grant Date Fair Value per Share
Nonvested at February 1, 2004	502	$8.00
Vested	(214)	8.66
Forfeited	(26)	8.00
Nonvested at January 29, 2005	262	8.00

(17) Fair Value of Financial Instruments

Carrying values approximate fair values for financial instruments that are short-term in nature, such as cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, notes payable and lines of credit. The fair value of other financial instruments are as follows:

	January 29, 2005		January 31, 2004	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in thousands)			
Long-term debt (excluding capitalized leases)	$269,004	$267,630	$273,994	$264,606
Interest rate swap liability	21,305	21,305	35,367	35,367
Investment securities	6,914	6,921	6,975	6,990

The fair value of the Company's fixed rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying value of the Company's variable rate long-term debt approximates its fair value. The fair value of interest rate swap agreements is the estimated amount that the Company would pay or receive to terminate the swap agreement, taking into account the current credit worthiness of the swap counterparties. The fair value of investment securities is primarily based on quoted market prices.

(18) Stockholders' Equity

Authorized capital stock of Belk, Inc. includes 200 million shares of Class A common stock, 200 million shares of Class B common stock and 20 million shares of preferred stock, all with par value of $.01 per share. At January 29, 2005, there were 50,188,528 shares of Class A common stock outstanding, 1,286,980 shares of Class B common stock outstanding, and no shares of preferred stock outstanding.

Class A shares are convertible into Class B shares on a 1 for 1 basis, in whole or in part, at any time at the option of the holder. Class A and Class B shares are identical in all respects, with the exception that Class A stockholders are entitled to 10 votes per share and Class B stockholders are entitled to one vote per share. There are restrictions on transfers of Class A shares to any person other than a Class A permitted holder. Each Class A share transferred to a non — Class A permitted holder automatically converts into one share of Class B.

On June 14, 2004, the Company repurchased 643,071 shares of outstanding Class A common stock at a cost of $7.2 million.

(19) Related Party Transactions

In October 2001, the Company extended loans to Thomas M. Belk, Jr., H.W. McKay Belk and John R. Belk in the principal amounts of $2.5 million, $2.5 million and $2.0 million, respectively. In February 2002, the loan to John R. Belk was increased to $2.5 million. The loans are being repaid to the Company in equal annual installments of $1.5 million plus interest in cash or stock over a five-year period that began January 3, 2003. The loans bear interest at LIBOR plus 1.5%. The Company received the third of the five payments, including principal and interest, from the three executives on January 3, 2005. The Sarbanes-Oxley Act of 2002 prohibits extensions of credit to executive officers and directors and the "material modification" of any term of a loan that was extended before July 30, 2002. The Company entered into these loans in October 2001 and February 2002, before the Sarbanes-Oxley Act of 2002 was enacted. Since that time, the Company has not made any new extensions of credit to executive officers or directors nor materially modified the terms of any existing loans.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Belk, Inc.:

We have audited the accompanying consolidated balance sheets of Belk, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 29, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belk, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended January 29, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Belk, Inc. and subsidiaries internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 14, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Charlotte, North Carolina
April 14, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Belk's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control Integrated Framework, our management concluded that our internal control over financial reporting was effective as of January 29, 2005. Our management's assessment of the effectiveness of our internal control over financial reporting as of January 29, 2005 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Belk, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting that Belk, Inc. and subsidiaries maintained an effective internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Belk, Inc. and subsidiaries management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Belk, Inc. and subsidiaries maintained effective internal control over financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Belk, Inc and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Belk, Inc. and subsidiaries as of January 29, 2005, and January 31, 2004, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 29, 2005, and our report dated April 14, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Charlotte, North Carolina
April 14, 2005

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and the Company's future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. You can identify these forward-looking statements through our use of words such as "may," "will," "intend," "project," "expect," "anticipate," "believe," "estimate," "continue" or other similar words. Forward-looking statements include information concerning possible or assumed future results from merchandising, marketing and advertising in our stores and through the internet, our ability to be competitive in the retail industry, our ability to execute profitability and efficiency strategies, our ability to execute our growth strategies, anticipated benefits from the consolidation of our operating divisions and distribution facilities, the expected benefit of our new systems and technology, the expected increase in our sales and revenues generated through our proprietary charge card program and the anticipated benefits from the consolidation of our merchandising, marketing and merchandise planning and allocation functions. These forward-looking statements are subject to certain risks and uncertainties that may cause our actual results to differ significantly from the results we discuss in such forward-looking statements. We believe that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements.

Risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements include, but are not limited to:

- general economic and business conditions, both nationally and in our market areas;
- levels of consumer debt and bankruptcies;
- changes in interest rates;
- changes in buying, charging and payment behavior among our customers;
- the effects of weather conditions on seasonal sales in our market areas;
- seasonal fluctuations in net income due to increased consumer spending during the holiday season, timing of new store openings, merchandise mix, the timing and level of markdowns and historically low first quarter results;
- competition among department and specialty stores and other retailers, including luxury goods retailers, general merchandise stores, internet retailers, mail order retailers and off-price and discount stores;
- the competitive pricing environment within the department and specialty store industries;
- our ability to compete on merchandise mix, quality, style, service, convenience and credit availability;
- the effectiveness of our advertising, marketing and promotional campaigns;
- our ability to determine and implement appropriate merchandising strategies, merchandise flow and inventory turnover levels;
- our realization of planned synergies and cost savings through the consolidation of our distribution facilities and functions;
- the effectiveness of our e-commerce and gift registry strategies;
- our ability to contain costs;
- our ability to accomplish our logistics and distribution strategies;
- the effectiveness of our merchandising and sales promotion consolidation and the implementation of our planning and allocation functions;
- changes in our business strategy or development plans;

- our ability to hire and retain key personnel;
- changes in laws and regulations, including changes in accounting standards, tax statutes or regulations, environmental and land use regulations, and uncertainties of litigation; and
- our ability to obtain capital to fund any growth or expansion plans.

Our other filings with the SEC may contain additional information concerning the risks and uncertainties listed above, and other factors you may wish to consider. Upon request, we will provide copies of these filings to you free of charge.

Our forward-looking statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, even if future events or new information may impact the validity of such statements.

BELK, INC.

STOCKHOLDER INFORMATION

Corporate Headquarters

Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Transfer Agent

Belk Stores Services, Inc.
Telephone: (704) 357-1000

Auditors

KPMG LLP
401 South Tryon Street
Suite 2300
Charlotte, North Carolina 28282
Telephone: (704) 335-5300

General Counsel

Ralph A. Pitts
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Additional Information

Analysts, investors and others seeking financial data, as well as news media representatives and other persons seeking general information about the Company, should contact Ralph A. Pitts at Belk, Inc.

Annual Report on Form 10-K

Copies of the Company's Annual Report on Form 10-K filed with the SEC will be furnished without charge to stockholders upon written request to Ralph A. Pitts at the address set forth above.

Annual Meeting

The Company will hold its Annual Stockholders Meeting at 11:00 a.m., local time, on May 25, 2005 at Belk, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217.

Quarterly Stock Price Information and Stockholders of Record

There is currently no established trading market for either the Class A Common Stock or the Class B Common Stock. As of April 1, 2005, Belk, Inc. had approximately 533 stockholders of record of 50,187,528 shares of Class A Common Stock outstanding and 304 stockholders of record of 1,465,994 shares of Class B Common Stock outstanding.

Dividends

On March 16, 2005, the Company declared a regular dividend of $.315 on each outstanding share of the Class A and Class B Common Stock. The amount of dividends paid with respect to fiscal year 2006 and each subsequent year will be determined at the sole discretion of the Board of Directors based upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

BELK, INC.

DIRECTORS AND OFFICERS

Directors

Thomas M. Belk, Jr.
Chairman and Chief Executive Officer

B. Frank Matthews, II
Vice Chairman

H. W. McKay Belk
President and Chief Merchandising Officer

John R. Belk
President and Chief Operating Officer

Sarah Belk Gambrell
Private Investor

J. Kirk Glenn, Jr.
Retired Chairman and Manager
Quality Oil Company

Elizabeth Valk Long
Retired Executive Vice President
Time, Inc.

Thomas C. Nelson
Chairman and Chief Executive Officer
National Gypsum Company

John A. Kuhne
Private Investor

Chairman Emeritus

John M. Belk

Executive Officers

Thomas M. Belk, Jr.
Chairman and Chief Executive Officer

H. W. McKay Belk
President and Chief Merchandising Officer

John R. Belk
President and Chief Operating Officer

Mary R. Delk
President, Merchandising and Marketing

Ralph A. Pitts
Executive Vice President, General Counsel and Secretary

Brian T. Marley
Executive Vice President and Chief Financial Officer

Edward J. Record
Senior Vice President of Finance and Controller

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Belk, Inc.